December 20, 2009

Dear Mark:

I am writing in response to your recent comments to the press.  From your remarks it appears to me that you may have been misinformed. Let me take this opportunity to provide clarification.

I certainly understand your frustration with the lack of audited financials. We share that frustration.  However, our audits for 2006 and the restated years of 2005 and 2004 are almost complete. We have been told that, with 2006 completed, it should be much less time consuming to finish 2007, 2008 and 2009.  Relisting will be requested promptly thereafter.

You were also quoted as questioning the authenticity of our 2009 results.  As you know very well, interim or quarterly results are generally not audited.  Our 2009 results (the P&L and the balance sheet, including cash flows) are reported in accordance with GAAP and are governed by the Sarbanes-Oxley Act.  Knowing misstatements are subject to severe penalties.  If you have some factual basis for questioning the authenticity of our results, please let me know.  If you don't, please stop making these false public innuendos.

We frankly find it hard to understand why, even given your asserted frustration with the audit, you would want to hand control of Taro over to Sun Pharmaceuticals.  Caraco is not, as you were quoted as saying, "just one story.”  It is a very unfortunate example of how Sun operates when it has control of a public company.  FDA inventory seizures – plant closings – the lead independent director resigning amid charges about Sun's "absolute refusal to permit a focused independent look at corporate governance matters."  That is the record you are now pledged to support.  You may wish to endorse such behavior; I do not.

Caraco is not Sun’s only regulatory problem.  Sun has now attracted scrutiny by India’s own domestic regulator.  In October 2009, India’s Drugs Technical Advisory Board, its highest body on technical matters pertaining to the pharmaceutical industry, said it would investigate whether appropriate approval procedures were followed in allowing Sun to market the cancer drug letrozole as a treatment for infertility, on the basis of clinical trials involving a study of only 55 women.  Femara®, the branded form of letrozole, states in its package insert that “You should not take Femara® if you are premenopausal … as it may cause harm to an unborn child.”1 (Emphasis added)  Yet despite the questions that have been raised, Sun continues to market this product to premenopausal women as it has in the past.

Finally, with respect to indemnification, please note that in 2005, the shareholders approved indemnification for the directors to “the fullest extent permitted by law.”  The only reason we are asking shareholders to ratify our existing indemnification at this time is in response to the frivolous lawsuit filed against Taro and its directors by Sun, which challenges their right to indemnification – something that virtually all directors of public corporations enjoy.  Whether or not the indemnification proposal is passed at this year's meeting, our board will still have the benefit of the indemnity approved in 2005 – the only difference is that we will have to spend additional funds to defeat Sun's baseless challenge to the indemnity, which Sun has brought to serve its own self-interest.

Taro is now doing very well, both operationally and financially.  We have compiled a record of steady and impressive accumulation of cash from operations over the past three years and have paid down a significant amount of debt, all of which is totally transparent and easily confirmed.  Sun, of course, would

1 Femara’s® package insert states: “You should not take Femara® if you are premenopausal. Your doctor should discuss the need for adequate birth control if you have the potential to become pregnant, if you are not sure of your postmenopausal status, or if you recently became postmenopausal. Femara® is only indicated in postmenopausal women.…You should not take Femara® if you are pregnant as it may cause harm to an unborn child….”

Taro Pharmaceutical Industries Ltd.

like to take control of Taro and obtain the benefit of these improvements without paying a fair price to our shareholders.  We are pledged to avoid that result.

Since Sun's objective here is and has been plain for all to see for some time – and presumably led you originally to oppose its efforts – one is forced to wonder why, after all this time, you have suddenly decided to change sides.

We urge you to abandon your recently adopted position, which is inconsistent with your prior stance, contradicts what you have said previously in court, and is entirely at odds with the best interests of Taro's minority shareholders.

Sincerely,

/s/ Barrie Levitt, M.D.

Barrie Levitt, M.D.